July 24, 2025

Jianping Kong
Chief Executive Officer
Nano Labs Ltd
China Yuangu Hanggang Technology Building
509 Qianjiang Road, Shangcheng District
Hangzhou, Zhejiang
People   s Republic of China

       Re: Nano Labs Ltd
           Draft Registration Statement on Form F-3
           Submitted July 18, 2025
           CIK No. 0001872302
Dear Jianping Kong:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-3 submitted July 18, 2025
General

1. Please confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in this registration statement in response to our comments.

2. You state in Exhibit 99.1 to the amended 6-K filed July 7, 2025 and incorporated by reference that you purchased 74,315 BNB tokens, with a total transaction value of about US$50 million, and that "[f]ollowing this transaction, the Company s
 July 24, 2025
Page 2

       cumulative reserve of mainstream digital currencies, including Bitcoin and BNB, has around US$160 million, marking a successful initial step in Nano Labs
BNB
       strategic plan and underscoring its commitment to increasing BNB holdings over time." Please revise to address the following points:
           Describe the use case for BNB including its intended purpose, use and/or function.
           Provide a discussion of BNB    tokenomics    discussing the past and
current supply
           of BNB, how new BNB is created, any burn mechanism, and any inflationary or deflationary mechanism.
           Provide a materially complete description of BNB, including a discussion of the
           BNB ecosystem and a description of the lifecycle of the BNB token. Provide risk factor disclosure discussing any material risks related to the BNB
           token and its ownership.

       Please include the revised disclosure directly within your next amendment to Form F-
       3.

3. We note your disclosure under "Custody of our Cryptocurrency Holdings" on page 58 of the Form 20-F for the fiscal year ended December 31, 2024 and incorporated by reference that you "maintain [your] cryptocurrency holdings in wallets hosted on reputable exchanges, including Hashkey Exchange, CEFFU, Coinbase and Binance."
       Please supplementally confirm whether you have disclosed the identities of the material third party custodians with which you maintain your crypto asset holdings, and with respect to each material custodian, please expand your disclosure to disclose:

             the material terms of any agreement you have with the custodian; the proportion of private keys that are held in hot, warm or cold storage and
           whether the crypto assets stored by the custodian are commingled with assets of other customers;
             whether any entity is responsible for verifying the existence of your crypto assets;
           and
             whether and to what extent the custodian carries insurance for any losses of the crypto assets it custodies for you.

       Please include the revised disclosure directly within your next amendment to Form F-
       3.

4. We note the changes you made to your disclosure appearing on the cover page,
       Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your registration statement that was filed on June 3, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene
 July 24, 2025
Page 3

       in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to
       federal securities rules, the term    control    (including the terms
controlling,
          controlled by,    and    under common control with   ) as defined in
Securities Act Rule
       405 means    the possession, direct or indirect, of the power to direct or cause the
       direction of the management and policies of a person, whether through the ownership
       of voting securities, by contract, or otherwise.    The Sample Letters
also sought
       specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice.
       We do not believe that your revised disclosure referencing the PRC
government   s
       intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 3, 2024.

Prospectus Summary, page 1

5. We note your disclosure on page 1 that "[w]e have actively positioned ourselves in the digital assets space, adopting BNB as our primary reserve asset. We have accumulated nearly US$160 million in mainstream digital currencies including BNB and BTC."
       Please address the following points in your next amendment to Form F-3:
           Reconcile the above-referenced disclosure that you have adopted BNB as your primary reserve asset with your disclosures in your Form 20-F for the fiscal year ended December 31, 2024 that you have adopted Bitcoin as your primary reserve asset (see, e.g., pages 10, 55, 58 and 79).
           Provide a discussion of the material aspects of your reserve asset strategy.
           Provide separate risk factors addressing material risks related to your reserve asset strategy.

      Please contact Bradley Ecker at 202-551-4985 or Asia Timmons-Pierce at 202-551-
3754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing